                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                   ___________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                     AMERCO
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.25 par value per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02359100
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Grover T. Wickersham, Esq.
                           Grover T. Wickersham, P.C.
                         430 Cambridge Avenue, Suite 100
                               Palo Alto, CA 94306
                           Telephone:  (415) 323-6400
- -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   May 4, 1994
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box    /  /.

Check the following box if a fee is being paid with the statement   /  /.  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     Page 1
                        Index to Exhibits is on Page 11.

                              SCHEDULE 13D

- ----------------------------                                           -------
  CUSIP NO. 02359100                                                    Page 2
- ----------------------------                                           -------
- -------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PAUL F. SHOEN
- -------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / X /
                                                          (b) /  /

- -------------------------------------------------------------------------------
3.   SEC USE ONLY


- -------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         00
- -------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             /  /

- -------------------------------------------------------------------------------
6.CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

- -------------------------------------------------------------------------------

      NUMBER OF      _______________________________________________
       SHARES         7.  SOLE VOTING POWER
     BENEFICIALLY   ________________________________________________
       OWNED BY       8.  SHARED VOTING POWER
         EACH                18,363,860
     REPORTING      ___________________________________________
    PERSON WITH       9.  SOLE DISPOSITIVE POWER
                    ________________________________________________
                     10.  SHARED DISPOSITIVE POWER
                             18,363,860
- -------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

             18,363,860

- -------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                /  /

- -------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           47.5%

- -------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          IN

- -------------------------------------------------------------------------------

     The Reporting Person is a party to that certain Amended and Restated Stockholder Agreement, dated as of May 11, 1992 (the "Stockholder Agreement"), which Agreement is described in the Schedule 13 filed with the Securities and Exchange Commission (the "Commission") on May 21, 1992 by a group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), consisting of each of the signatories to such Agreement (the "Group"). Such Schedule 13D has been subsequently amended by Amendment No. 1 filed with the Commission on August 21, 1992, by Amendment No. 2 filed with the Commission on April 19, 1993, Amendment No. 3 filed with the Commission on June 12, 1993, Amendment No. 4 filed with the Commission on September 17, 1993 and Amendment No. 5 filed with the Commission on or about April 22, 1994.

     By virtue of having entered into the Stockholder Agreement and for so long as the Stockholder Agreement is in full force and effect as to the Reporting Person, the shares of Common Stock of AMERCO owned of record and beneficially by the Reporting Person are to be voted in accordance with the determination of the majority of Group, as set forth in the Group's Schedule 13D, as amended.

     By virtue of having entered into the Stockholder Agreement, the Reporting Person may be deemed to be the beneficial owner of 18,363,860 shares, which is the total number of shares owned of record and beneficially by all participants in the Group, according to Amendment No. 5 to the Schedule 13D. Of this total, the Reporting Person is the record owner of 3,478,513 shares of AMERCO Common Stock. So long as the Reporting Person is subject to the Stockholder Agreement, he has shared voting power and shared dispositive power over his shares and those of all other members of the Group.

     The foregoing notwithstanding, this Schedule 13D is filed by the Reporting Person, individually, and not as a member of the Group.


Item 1.     Security and Issuer

     The title of the class of equity securities to which this statement relates is: Common Stock, $0.25 par value per share. The name of the issuer of the Common Stock is AMERCO, a Nevada corporation ("AMERCO" or the "Company"). The address of the principal executive offices of AMERCO is:

          1325 Airmotive Way, Suite 100
          Reno, Nevada 89502


Item 2.     Identity and Background

     This statement is being filed on behalf of Paul F. Shoen, as an individual (the "Reporting Person"). While the Reporting Person is still purportedly a party to the Stockholder Agreement, he has taken certain steps, in his individual capacity, that could be deemed to require the filing of this Schedule 13D. Additional information about the Reporting Person is provided below.


          Paul F. Shoen
          Address:   188 Yellowjacket Road
          Glenbrook, NV 89413
            (Mr. Shoen has no formal business address)
          Principal Occupation:   Management consultant to AMERCO
          Citizenship:  USA

     During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration

     The shares of AMERCO Common Stock beneficially owned by the Reporting Person were originally acquired individually pursuant to gifts made to him and/or pursuant to distributions from family trusts. The shares of AMERCO currently owned beneficially and of record by the Reporting Person were acquired in April 1993, in connection with the merger of Pafran, Inc. (formerly, a corporation controlled by the Reporting Person) into a newly-created, wholly-owned subsidiary of AMERCO (the "Merger"). By virtue of the Merger, the Reporting Person became the record as well as beneficial owner of 3,526,900 shares of AMERCO Common Stock theretofore held of record by Pafran, Inc., which was issued in exchange for the capital stock of Pafran, Inc. (Also in connection with the Merger, an irrevocable trust established by the Reporting Person became the record owner of 71,976 shares of AMERCO Common Stock in exchange for the remaining capital stock of Pafran, Inc.)


Item 4.     Purpose of Transaction

     On May 4, 1994, the Reporting Person delivered to AMERCO, in accordance with Article II, Section 5 of AMERCO's Restated By-laws, three notices of action to be taken at the 1994 Annual Stockholders Meeting of AMERCO (the "Annual Meeting"): the Reporting Person (i) nominated himself to stand for election as one of the two Class IV Directors to be elected at the Annual Meeting; (ii) submitted one shareholder proposal pursuant to Rule 14a-8 under the 1934 Act, which seeks to have AMERCO include in its proxy statement for the Annual Meeting a proposal to amend and replace Article VII, Section 2, of the AMERCO Restated By-laws by deleting the existing Article VII, Section 2 in its entirety and by substituting in its place a new Article VII, Section 2, which terminates the restrictions on proposed sales, transfers, dispositions of shares of AMERCO Common Stock (the "right of first refusal") and states that such restrictions shall not be enforced.; and (iii) submitted three additional shareholder proposals concerning shareholder liquidity and shareholder value for consideration at the Annual Meeting, as follows:

     (a) A proposal to add a new Article VII, Section 4 to the Restated By-laws that has the effect of effectuating the listing commitments made by AMERCO in connection with commitments to register under federal or state securities laws some or all shares owned by AMERCO shareholders;

     (b) A proposal to add a new Article X to the Restated By-laws to create a committee of shareholder representatives to advise the Board of Directors with respect to liquidity options; and

     (c) A non-binding resolution to express the sense of the shareholders that the Company's Board of Directors should take affirmative steps to improve significantly the liquidity and market demand for the shares of the Company's Common Stock.


Item 5.  Interest in Securities of the Issuer

     The interest of the Reporting Person in the securities of AMERCO, without regard to the Stockholder Agreement, is as follows:

     (i)  Aggregate number of shares:    3,478,513(1)(2)
    (ii)  Percentage of class:           9.0%(3)

____________
(1) On April 1, 1994, the Reporting Person gave notice to AMERCO of his share repurchase request in the amount of $1,000,000, pursuant to that certain Share Repurchase and Registration Rights Agreement among AMERCO, Pafran, Inc. and Paul
F. Shoen, dated as of March 1, 1992 (the "Share Repurchase and Registration Rights Agreement"). As of the date of this Schedule 13D, AMERCO has not honored that request.

(2) Does not include 779.33 shares allocated to the Reporting Person's account in The AMERCO Employee Savings and Profit Sharing and Employee Stock Ownership Trust.

(3) Based on 38,664,063 shares outstanding, which includes 32,909,729 shares of Common Stock and 5,754,334 shares of Series A Common Stock. This information is based on information contained in Amendment No. 5 to the Schedule 13D.

     Without taking into account the Stockholder Agreement, the Reporting Person has sole power to vote or to direct the vote of the shares set forth above and sole power to dispose or to direct the disposition of the shares set forth above. However, for so long as the Reporting Person is subject to the Stockholder Agreement, all shares owned directly or indirectly by him, must be voted in accordance with the decision of the majority voting power of Group.
The Stockholder Agreement and AMERCO's Restated By-laws contain certain restrictions on disposition of the shares, as described below.

     The Reporting Person has not effected any transactions in AMERCO Common Stock during the past sixty days. However, see footnote (1) above regarding the Reporting Person's April 1, 1994 notice of exercise of his share repurchase option pursuant to the Share Repurchase and Registration Rights Agreement.

     No other person is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the AMERCO Common Stock of the Reporting Person.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           STOCKHOLDER AGREEMENT

     The Reporting Person is purportedly a party to the Stockholder Agreement. The parties to the Stockholder Agreement are EJOS, Inc., Edward J. Shoen, an individual, Mark V. Shoen, an individual, Sophia M. Shoen, an individual, James
P. Shoen, an individual, Paul F. Shoen, an individual, certain corporations controlled by the individuals, and The AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Trust dated as of May 1, 1992 (the "Plan" or the "ESOP"). The persons listed above comprise the "Group." By presenting the summary of the Stockholder Agreement set forth below, the Reporting Person does not acknowledge the validity or enforceability of that Agreement or waive his right to contest such validity or enforceability. The following summary is derived principally from the above-referenced Schedule 13D and/or other AMERCO public filings.

     The Stockholder Agreement states that its purpose is to facilitate (i) corporate stability, (ii) evaluation of strategies to maximize the value and liquidity of the Company's securities and (iii) resolution of disputes between and among stockholders of the Company.

     The Stockholder Agreement provides in part that "[e]ach Stockholder agrees that, in voting such Stockholder's Shares hereunder such Stockholder shall consider both the long-term and short-term interests of the Company and its stockholders. To this end, each Stockholder agrees that such Stockholder shall vote such Stockholder's Shares hereunder in favor of any action required to effectuate the intent of Section 3.13 of the [Share Repurchase and Registration Rights Agreements among the Company, Paul F. Shoen and Sophia M. Shoen]."

      The Stockholder Agreement restricts the disposition of Common Stock and other voting stock of AMERCO owned or controlled by the stockholders who are parties to the Stockholder Agreement (the "Stockholders") at any time during the term of the agreement (the "Shares") to certain types of permitted dispositions.

      The Stockholder Agreement generally provides that Shares will be voted as a block at the direction of a "majority in interest of the Stockholders." A majority in interest of the Stockholders is defined to mean, with certain exceptions, Stockholders holding greater than fifty percent (50%) of the Shares actually voted pursuant to the Stockholder Agreement at any meeting of the Stockholders. The Shares may also be voted without a meeting upon the express written consent of all of the Stockholders. An "absolute majority of the Shares" is required for certain specified votes under the Stockholder Agreement. An absolute majority of the Stockholders is defined to mean, with certain exceptions, Stockholders holding greater than fifty percent (50%) of all Shares held by all Stockholders pursuant to the Stockholder Agreement. Stockholders are entitled, except in certain limited situations, to one vote per Share in any matter to be voted on pursuant to the Stockholder Agreement. The Stockholders appointed James P. Shoen as their proxy to vote their Shares in accordance with the Stockholder Agreement. A successor proxy may also be appointed.

     The Stockholder Agreement will terminate on March 5, 1999, unless earlier terminated (i) by consent of Stockholders holding greater than 60% of all Shares held by all Stockholders pursuant to the Stockholder Agreement, (ii) upon the effective date of a merger or consolidation of the Company in which the Company is not the surviving entity or in which the Company becomes the subsidiary of another corporation, unless Stockholders holding greater than 60% of all Shares held by all Stockholders pursuant to the Stockholder Agreement elect to continue the Stockholder Agreement, in which case the voting shares issued pursuant to the consolidation or merger will be substituted for the Shares under the Stockholder Agreement, (iii) subject to certain notice periods, at Paul F. Shoen's election, upon the Company's failure to effect the registration of securities contemplated by the Paul Shoen Agreement, or (iv) subject to certain notice periods, at Sophia M. Shoen's election, upon the Company's failure to effect the registration of securities contemplated by the Sophia Shoen Agreement.

     Any additional Common Stock or other voting stock of AMERCO acquired by the Stockholders becomes subject to the Stockholder Agreement. Upon the consent of an absolute majority of the Stockholders (subject to certain exceptions), additional AMERCO stockholders may become parties to the Stockholder Agreement.

     The obligations of the ESOP Trustee under the Stockholder Agreement relate only to those Shares for which the ESOP Trustee has the discretion or right to vote under the terms of the Plan. The ESOP Trustee is not required to act under the Stockholder Agreement unless it is provided with an opinion of counsel to the effect that compliance of the ESOP Trustee with the applicable provisions of the Stockholder Agreement will not result in a violation of the provisions of the Employee Retirement Income Security Act of 1974, as amended, or the Internal Revenue Code of 1986, as amended.

     The Reporting Person, in a letter dated April 8, 1994 from his counsel to counsel for AMERCO, stated that he was giving notice to AMERCO and to the signatories to the Stockholder Agreement that an anticipatory breach of the Share Repurchase and Registration Rights Agreement had occurred. This notice was given pursuant to Section 3(ii)(A) of the Stockholder Agreement.

      The description of the Stockholder Agreement contained herein is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is attached to the Schedule 13D filed by the Group in May 1992.

          SHARE REPURCHASE AND REGISTRATION RIGHTS AGREEMENT

     Pursuant to the Share Repurchase and Registration Rights Agreement, the Reporting Person could or may elect to require AMERCO to repurchase, with certain limitations, (i) a number of shares of Common Stock determined by dividing $250,000 by the "Share Price" (as defined) during the period from March 1, 1992 to and including September 30, 1992 (the "Initial Period"), (ii) a number of shares of Common Stock determined by dividing $1,000,000 (less the aggregate dollar amount of shares repurchased during the Initial Period) by the Share Price during the period from October 1, 1992 to and including September 30, 1993, and (iii) a number of shares of Common Stock determined by dividing $1,000,000 by the Share Price during each of the periods from October 1, 1993 to and including September 30, 1994 and October 1, 1994 to and including September 30, 1995. The Share Repurchase and Registration Rights Agreement provides that AMERCO's obligation to repurchase any shares from the Reporting Person shall be satisfied if such shares are purchased by the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the "Plan" or the "ESOP"). The Share Repurchase and Registration Rights Agreement restricts the disposition of Common Stock held by the Reporting Person. The Reporting Person, subject to certain limitations and restrictions, may also elect to cause AMERCO to effect a registration under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws of shares of Common Stock (or, if certain conditions are met, other AMERCO securities having greater liquidity or marketability) held by the Reporting Person. No such registration will be required prior to March 1, 1995, although this date may be moved up to March 1, 1994 at the Reporting Person's option, if certain conditions are met. Only two such registrations may be requested. All expenses of such registrations are to be borne by the Company except underwriting discounts and commissions.

     The Reporting Person has taken the position that the conditions for acceleration of his registration rights have been met, that he has given timely notice of his intent to accelerate his registration rights and has made his registration demand that AMERCO register 500,000 of his shares. AMERCO disagrees. The shares have not been registered and a registration statement has not been filed with the U.S. Securities and Exchange Commission with respect thereto. Legal proceedings with respect to certain issues concerning the Share Repurchase and Registration Rights Agreement have been commenced by AMERCO, and a Notice of Arbitration pursuant to the Share Repurchase and Registration Rights Agreement has been submitted to AMERCO by the

Reporting Person. In addition, the Reporting Person, in a letter dated April 8, 1994 from his counsel to counsel for AMERCO, stated that he was giving notice to AMERCO and to the signatories to the Stockholder Agreement that an anticipatory breach of his Share Repurchase and Registration Rights Agreement had occurred. This notice was given pursuant to Section 3(ii)(A) of the Stockholder Agreement.

     Pursuant to the Share Repurchase and Registration Rights Agreement, (i) on May 15, 1992, Pafran sold 23,148 shares of Common Stock to the ESOP at the appraised value of $10.80 per share, for an aggregate sales price of approximately $250,000 and (ii) on April 30, 1993, the Reporting Person sold 48,387 shares of Common Stock to the ESOP at the appraised value of $15.50 per share, for an aggregate sales price of approximately $750,000.

     The description of the Share Repurchase and Registration Rights Agreement contained herein is qualified in its entirely by reference to the Share Repurchase and Registration Rights Agreement, a copy of which is attached to the
Schedule 13D filed by the Group in May 1992.

Item 7.    Material to be Files as Exhibits

     The following items are filed as Exhibits to this Schedule 13D:

     (1) Stockholder Agreement, dated as of May 1, 1992 among all members of the Group*;

     (2) Share Repurchase and Registration Rights Agreement dated as of March 1, 1992 among the Reporting Person, Pafran, Inc. and AMERCO*;

     (3) Letter dated April 8, 1994 from counsel to the Reporting Person to counsel to AMERCO giving notice of anticipatory breach of the Share Repurchase and Registration Rights Agreement;

     (4) Shareholder Proposal and accompanying exhibits submitted to AMERCO by the Reporting Person pursuant to Rule 14a-8 for consideration at the 1994 Annual Stockholders Meeting**;

     (5) Notice and accompanying exhibit pertaining to submission of three Shareholder Proposals to AMERCO by the Reporting Person for consideration at the 1994 Annual Stockholders Meeting;

     (6) Notice and accompanying exhibit pertaining to the Reporting Person's nomination of himself as a Class IV Director, to stand for election at the 1994 Annual Stockholders Meeting.

- ---------------------
* Incorporated by reference to a previously-filed Schedule 13D filed by the Group (including the Reporting Person) on May 21, 1992.

** Filed only in paper format pursuant to Rule 101(c)(3) of Regulation S-T.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

     Dated this 16th day of May, 1994.



                                            /s/ Paul F. Shoen
                                            ___________________________________
                                            Paul F. Shoen

                                INDEX TO EXHIBITS


EXHIBITS

1.     Stockholder Agreement, dated as of May 1,
       1992 among all members of the Group*

2.     Share Repurchase and Registration Rights
       Agreement dated as of March 1, 1992 among the Reporting Person, Pafran, Inc. and AMERCO*

3. Letter dated April 8, 1994 from counsel to the Reporting Person to counsel to AMERCO giving notice of anticipatory breach of the Share Repurchase and Registration Rights
       Agreement

4. Shareholder Proposal and accompanying exhibits submitted to AMERCO by the Reporting Person pursuant to Rule 14a-8 for consideration at the 1994 Annual Stockholders Meeting**

5. Notice and accompanying exhibit pertaining to submission of three Shareholder Proposals to AMERCO by the Reporting Person for consideration at the 1994 Annual Stockholders Meeting

6. Notice and accompanying exhibit pertaining to the Reporting Person's nomination of himself as a Class IV Director, to stand for election at the 1994 Annual Stockholders Meeting

_________
* Incorporated by reference to a previously-filed Schedule 13D filed by the Group (including the Reporting Person) on May 21, 1992.

** Filed only in paper format pursuant to Rule 101(c)(3) of Regulation S-T.